UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pzena Investment Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

74731Q103

(CUSIP Number)

July 27, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74731Q103		13G

1.	Name of Reporting Persons: Fidelity Investments Charitable Gift Fund

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 760,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 760,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 760,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9%

12.	Type of Reporting Person (See Instructions): OO

Item 1(a).	Name of Issuer Pzena Investment Management, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 120 West 45th Street New York, New York 10036

Item 2(a).	Name of Person Filing Fidelity Investments Charitable Gift Fund (the “Reporting Person”)
Item 2(b).	Address of Principal Business Office 200 Seaport Blvd., Z3B, Boston, Massachusetts 02210
Item 2(c).	Citizenship The Reporting Person is a trust formed under laws of the State of Massachusetts.
Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e).	CUSIP Number: 74731Q103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of the date hereof, the Reporting Person beneficially owns 760,000 shares of Common Stock.  On July 27, 2015, the Reporting Person beneficially owned  823,330 shares of Common Stock.

(b)

Percent of class:

As of the date hereof, the Reporting Person’s beneficial ownership of 760,000 shares of Common Stock represents 4.9% of the Common Stock outstanding.  The above percentage is based on 15,607,254 shares of Common Stock outstanding as of August 3, 2015 as reported in the Issuer’s Form 10-Q filed on August 6, 2015 for the period ended June 30, 2015.

	(c)	Number of shares as to which the Reporting person has:
		(i)	Sole power to vote or to direct the vote: See each cover page hereof.
		(ii)	Shared power to vote or to direct the vote: See each cover page hereof.
		(iii)	Sole power to dispose or to direct the disposition of: See each cover page hereof.
		(iv)	Shared power to dispose or to direct the disposition of: See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2015

FIDELITY INVESTMENTS CHARITABLE GIFT FUND

By:	/s/ Jill L. Weiner
Name: Jill L. Weiner
Title: Secretary & Chief Compliance Officer